Exhibit 99.1

Canterbury Park Holding Corporation Reports

2024 Second Quarter Results

Shakopee, MN – August 8, 2024 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC) today reported financial results for the three and six months ended June 30, 2024.

($ in thousands, except per share data and percentages)

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
Net revenues	$16,202	$16,342	-0.9%	$30,300	$29,641	2.2%

Net income (1)	$338	$5,293	-93.6%	$1,336	$8,063	-83.4%

Adjusted EBITDA (2)	$2,407	$2,384	1.0%	$5,620	$5,202	8.0%

Basic EPS (1)	$0.07	$1.08	-93.5%	$0.27	$1.64	-83.5%
Diluted EPS (1)	$0.07	$1.07	-93.5%	$0.27	$1.64	-83.5%

(1)	Net income and basic and diluted EPS for the three and six months ended June 30, 2023 include a $6.5 million gain on sale of land which did not recur in the three and six months ended June 30, 2024.
(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release. Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues.

Management Commentary

“Canterbury delivered solid second quarter 2024 financial results, with net revenues and Adjusted EBITDA of $16.2 million and $2.4 million, respectively, both in line with the prior-year performance. Casino revenue declined year-over-year primarily reflecting ongoing efforts to optimize our marketing re-investment program. We are focused on optimizing cash flow from our Casino operations by driving more consistent visitation from our high-end players and limiting short-term swings in volume,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park. “The collective 6.7% year-over-year increase in Pari-mutuel, Food & Beverage and Other revenues in the 2024 second quarter offset the decline in Casino revenue as we had two additional live race days compared to last year and benefited from our ongoing efforts to position our event center as a leading destination for events of all sizes in the region. The adjusted EBITDA margin of 14.9% in the quarter increased from 14.6% for the same period in 2023, again highlighting our Company-wide focus on initiatives to operate efficiently and generate cash flow. Overall, our second quarter 2024 financial results continue to demonstrate the improvement in our operations that we are delivering compared to the pre-pandemic periods.

“Our long-term vision for Canterbury Commons to be transformed as both a regional destination for ‘Live, Work, Stay, and Play’ and as a driver of new revenue sources and economics for the Company continues to gain momentum with development progress being made every day. Swervo Development Corporation’s (“Swervo”) amphitheater remains on schedule for a Summer 2025 opening as does construction of the 10,000 square foot commercial building in our Winners Circle development that will be home to BBQ and pizza restaurants and a fitness center, all of which are expected to open within the next few months. Greystone, our partner in the Winners Circle development, is also working through the pre-development process for a second 28,000 square foot commercial office building that would complement their headquarters at Canterbury Commons. We expect these commercial developments will add daytime traffic, bringing energy to the Winners Circle and our overall Canterbury Commons development.

“Our solid balance sheet with unrestricted cash and short-term investments of nearly $24 million and consistent cash flow generation enables us to fund our growth-focused initiatives without incurring debt, while simultaneously returning capital to shareholders through our quarterly cash dividend. Looking ahead to the second half of the year and beyond, we are confident in our ability to execute on our strategies to deliver growth and drive long-term value for our shareholders.”

Canterbury Commons Development Update

Swervo continues to make progress on the construction of its state-of-the-art amphitheater which is expected to open Summer 2025. The Company’s barn relocation and redevelopment plan is also well underway with three new barns complete and in operation, with the balance of the planned backside improvements on schedule for completion in early 2025. Canterbury also recently began work on the road adjacent to the amphitheater which will unlock the development potential of roughly 25 acres of land in that portion of the site.

Residential and commercial construction updates related to joint ventures include:

●	Phase II of The Doran Group’s upscale Triple Crown Residences at Canterbury Park has leased 80% of its available units.
o	Repairs continue on Phase I of the Triple Crown Residences and are expected to be fully complete in late 2024.
●	63% of the 147 units of senior market rate apartments at The Omry at Canterbury are leased.
●

Construction continues on a new 10,000 square-foot commercial building within the Winners Circle development; the building will feature three tenants, including a BBQ restaurant, a pizza restaurant and a fitness center, all of which are expected to open within the next few months.

●

A land use application for an additional 28,000 square-foot commercial office building within the Winners Circle development was approved by the City Planning Commission and the City Council. Construction is expected to begin this Fall, contingent on commitments, with the primary user expected to occupy 50% of the building.

Residential and commercial construction updates related to prior land sales include:

●	Pulte Homes of Minnesota continues development on the 45-unit second phase of its row home and townhome residences.

Developer and partner selection for the remaining 50 acres of Canterbury Commons, including 25 acres that will become available for development following the completion of the new road noted above, continues. Additional uses could include office, retail, hotel and restaurants.

Summary of 2024 Second Quarter Operating Results

Net revenues for the three months ended June 30, 2024 decreased 0.9% to $16.2 million, compared to $16.3 million for the same period in 2023. The decrease reflects a decline in Casino revenue of 5.2%, or $538,000, as compared to the three month period ended June 30, 2023. The decline in Casino revenue was primarily due to a decrease in table games drop, partially offset by increases in Pari-mutuel, Food & Beverage and Other revenue of 5.2%, 3.6% and 13.6%, respectively, compared to the same period a year ago which were driven in part by having two additional live race days as well as higher out-of-state handle due to increased field sizes. Additionally, the Company generated increased catering operations and admissions revenue related to hosting large scale special events.

Operating expenses for the three months ended June 30, 2024 were $15.1 million, a decline of $199,000, or 1.3%, compared to operating expenses of $15.3 million for the same period in 2023. The year-over-year decline primarily reflects lower advertising and marketing expenses and other operating expenses compared to the same period in 2023 that were somewhat offset by increased purse expense and depreciation.

The Company recorded a gain on sale of land of $6.5 million related to the sale of 37 acres to Swervo during the three months ended June 30, 2023. There were no sales of land in the three and six months ended June 30, 2024.

The Company recorded a loss from equity investment of $1.2 million for the three months ended June 30, 2024. For the three months ended June 30, 2023, the Company recorded a loss from equity investment of $622,000. The losses from equity investments in both periods were primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $142,000 for the three months ended June 30, 2024 compared to income tax expense of $2.1 million for the three months ended June 30, 2023. The Company recorded net income of $338,000, or diluted earnings per share of $0.07, for the three months ended June 30, 2024, compared to net income and diluted earnings per share for the three months ended June 30, 2023 of $5.3 million and $1.07 per share, respectively.

Adjusted EBITDA, a non-GAAP measure, for the three months ended June 30, 2024 and June 30, 2023 was $2.4 million.

Summary of 2024 Year-to-Date Operating Results

Net revenues for the six months ended June 30, 2024 increased 2.2% to $30.3 million, compared to $29.6 million for the same period in 2023. The year-over-year improvement reflects increases as compared to the six months ended June 30, 2023 in Pari-mutuel, Food & Beverage and Other revenues of 4.7%, 9.4% and 14.6%, respectively, partially offset by a 1.0% decline in Casino revenue. The increases were primarily the result of the Company having two more live race days along with a continued return to more normalized operations and events in the six months ended June 30, 2024 than in the same period last year.

Operating expenses for the six months ended June 30, 2024 were $27.4 million, an increase of $391,000, or 1.4%, compared to operating expenses of $27.0 million for the same period in 2023. The year-over-year increase reflects higher depreciation, due to putting into service upgrades to the Company’s barns and backside, and higher salaries and benefits expenses, due primarily to annual wage increases, in the six months ended June 30, 2024, which more than offset lower advertising and marketing and other operating expenses as compared to the six months ended June 30, 2023.

The Company recorded a gain on sale of land of $6.5 million related to the sale of 37 acres to Swervo during the six months ended June 30, 2023. There were no sales of land in the three and six months ended June 30, 2024.

The Company recorded a loss from equity investment of $2.0 million for the six months ended June 30, 2024 compared to a gain from equity investment of $1.2 million for the six months ended June 30, 2023. The net loss for the six months ended June 30, 2024 is related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures while the net gain for the same period a year ago is related to a gain recognized on insurance proceeds received by Doran Canterbury I related to an outstanding claim.

The Company recorded income tax expense of $592,000 for the six months ended June 30, 2024 compared to income tax expense of $3.2 million for the six months ended June 30, 2023.

The Company recorded net income of $1.3 million, or diluted earnings per share of $0.27, for the six months ended June 30, 2024 compared to net income and diluted earnings per share for the six months ended June 30, 2023 of $8.1 million and $1.64 per share, respectively.

Adjusted EBITDA was $5.6 million for the six months ended June 30, 2024 compared with $5.2 million for the same period in 2023.

Additional Financial Information

Further financial information for the second quarter ended June 30, 2024, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about August 9, 2024.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k) match expense as this match occurs in Company stock), gain on insurance proceeds relating to equity investments, depreciation and amortization related to equity investments and interest expense related to equity investments. Neither EBITDA nor Adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contacts:
Randy Dehmer	Richard Land, Jim Leahy
Senior Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

– Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS
(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating Revenues:
Casino	$9,845,371	$10,383,578	$19,901,399	$20,097,933
Pari-mutuel	2,598,716	2,471,366	3,772,984	3,604,700
Food and Beverage	2,100,231	2,027,652	3,827,380	3,497,483
Other	1,658,077	1,459,092	2,798,621	2,441,130
Total Net Revenues	$16,202,395	$16,341,688	$30,300,384	$29,641,246
Operating Expenses	(15,080,180)	(15,279,233)	(27,416,295)	(27,024,968)
Gain on Sale of Land	-	6,489,976	-	6,489,976
Income from Operations	1,122,215	7,552,431	2,884,089	9,106,254
Other (Loss) Income, net	(641,929)	(124,906)	(955,649)	2,132,781
Income Tax Expense	(142,000)	(2,135,000)	(592,000)	(3,176,000)
Net Income	338,286	5,292,525	1,336,440	8,063,035
Basic Net Income Per Common Share	$0.07	$1.08	$0.27	$1.64
Diluted Net Income Per Common Share	$0.07	$1.07	$0.27	$1.64

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
NET INCOME	$338,286	$5,292,525	$1,336,440	$8,063,035
Interest income, net	(532,570)	(497,274)	(1,071,097)	(896,449)
Income tax expense	142,000	2,135,000	592,000	3,176,000
Depreciation	889,073	741,632	1,740,059	1,476,893
EBITDA	836,789	7,671,883	2,597,402	11,819,479
Stock-based compensation	368,789	364,542	715,155	700,747
Gain on insurance proceeds related to equity investments	-	-	-	(2,528,901)
Gain on sale of land	-	(6,489,976)	-	(6,489,976)
Depreciation and amortization related to equity investments	535,164	435,211	1,062,789	875,975
Interest expense related to equity investments	666,507	402,795	1,244,822	825,056
ADJUSTED EBITDA	$2,407,249	$2,384,455	$5,620,168	$5,202,380